UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Metalpha Technology Holding Limited

(Name of Issuer)

Ordinary Shares, Par Value US$0.0001 Per Share

(Title of Class of Securities)

G28365 107

(CUSIP Number)

Xianqun Hu

Room 602, Tower 4

Langshi Green Jiequ Huijing Rd, Yuhuatai District, Nanjing

People’s Republic of China

+86 13813874478

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28365 107	13D/A	Page 2 of 7

1.	Names of Reporting Persons:

Xianqun Hu
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power

4,740,000 Ordinary Shares*
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

4,740,000 Ordinary Shares*
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person:

4,740,000 Ordinary Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

13.	Percent of Class Represented by Amount in Row (11):

13.3%**
14.	Type of Reporting Person (See Instructions):
IN

*	Represents (i) 1,920,000 Ordinary Shares (as defined below), (ii) 900,000 Ordinary Shares issuable upon exercise of the Consulting Warrants (as defined below) and (iii) 1,920,000 Ordinary Shares issuable upon exercise of the PIPE Warrants (as defined below).
**	Percentage of class based on 32,698,371 Ordinary Shares outstanding as of May 29, 2023, which information was provided by the Issuer (as defined below) to the reporting person. In computing the percentage ownership of the reporting person, Ordinary Shares that the reporting person has the right to acquire within 60 days after May 29, 2023, including through the exercise of any option, warrant, or other right or the conversion of any other security, are included.

CUSIP No. G28365 107	13D/A	Page 3 of 7

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D originally filed by Mr. Xianqun Hu (the “Reporting Person”) with the U.S. Securities and Exchange Commission on February 14, 2023 (the “Original Schedule 13D”), with respect to the Reporting Person’s beneficial ownership of the Ordinary Shares (as defined below). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Original Schedule 13D.

CUSIP No. G28365 107	13D/A	Page 4 of 7

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is amended and restated as follows:

This Amendment No. 1 relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Metalpha Technology Holding Limited, an exempted company with limited liability incorporated in the Cayman Islands (previous name: Dragon Victory International Limited, the “Issuer”), whose principal executive offices are at Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, the People’s Republic of China.

The Ordinary Shares, are listed on the Nasdaq Capital Market under the symbol “MATH.”

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is amended and restated as follows:

(a)	This Amendment No. 1 is filed by the Reporting Person.

(b)	The residential address of the Reporting Person is Room 602 Tower 4, Langshi Green Jiequ Huijing Rd, Yuhuatai District, Nanjing, the People’s Republic of China.

(c)	The Reporting Person is a consultant to Metalpha Limited, an indirect wholly owned subsidiary of the Issuer. The principal business of Metalpha Limited is crypto-based private wealth management, with its principal executive offices located at Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, the People’s Republic of China.

(d)	During the past five years, the Reporting Person has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and was or is not as a result of such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or findings of any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the Peoples’ Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended and restated as follows:

On October 27, 2021, the Issuer entered into a consulting and warrant issuance agreement (the “Consulting Agreement”) with the Reporting Person and three other consultants. Pursuant to the Consulting Agreement, the Issuer shall issue warrants to the Reporting Person to purchase a maximum of 900,000 Ordinary Shares (the “Consulting Warrants”) as consideration for the services provided by the Reporting Person as a consultant in connection with the business operation of Metalpha Limited, a limited liability company organized under the laws of the British Virgin Islands and an indirect wholly owned subsidiary of the Issuer. On November 30, 2021, the Issuer issued the Consulting Warrants to the Reporting Person, which immediately became exercisable and will expire five years after the issuance.

On June 30, 2022, the Reporting Person entered into a securities subscription and warrant purchase agreement, (the “PIPE Agreement”) with the Issuer and certain other parties, pursuant to which the Reporting Person subscribed for certain number of newly issued Ordinary Shares and warrants to purchase Ordinary Shares (the “PIPE Warrants”). On August 2, 2022, the Issuer issued 960,000 Ordinary Shares to the Reporting Person under the PIPE Agreement for an aggregate cash consideration of US$960,000. The source of these funds was the personal funds of the Reporting Person. The PIPE Warrants have become fully exercisable following the satisfaction of exercise conditions that are tied to certain performance targets of the Issuer, and the Reporting Person is entitled to purchase a maximum of 1,920,000 Ordinary Shares through exercise of the PIPE Warrants.

CUSIP No. G28365 107	13D/A	Page 5 of 7

On January 26, 2023, the Issuer entered into a share unit award agreement (the “Award Agreement”) with the Reporting Person, pursuant to which the Issuer granted to the Reporting Person an aggregate of 960,000 share units (the “Award”) under the Issuer’s 2022 Performance Incentive Plan (the “Incentive Plan”). Each share unit represents the right to acquire one Ordinary Share upon vesting. The vesting of the Award is conditional on the attainment of certain performance goals of the Issuer as set forth in the Award Agreement. On January 31 and May 29, 2023, the Issuer issued 480,000 and 480,000 Ordinary Shares, respectively, to the Reporting Person upon vesting of the Award.

The description of the Consulting Agreement, the PIPE Agreement, the Award Agreement and the Incentive Plan is qualified in its entirety by reference to the full text of the applicable document, a copy of which is filed herewith as an exhibit and incorporated herein by reference in its entirety in this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated as follows:

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

The Ordinary Shares beneficially owned by the Reporting Person have been acquired as compensation for his services to Metalpha Limited as a consultant, or in privately negotiated transactions for investment purposes. The Reporting Person may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by him at any time, depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to take such actions in the future as he deems appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated as follows:

(a) – (b)	The responses to Items 2, 4 and 6, and rows (7) through (13) of the cover page of this Amendment No. 1 are hereby incorporated by reference in their entirety in this Item 5.

Except as disclosed in this Amendment No. 1, the Reporting Person does not beneficially own any Ordinary Shares or have the right to acquire any Ordinary Shares.

Except as disclosed in this Amendment No. 1, the Reporting Person does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that he may be deemed to beneficially own.

(c)	Except as disclosed in this Amendment No. 1, the Reporting Person has not effected any transaction in the Ordinary Shares during the past 60 days preceding the date of this Amendment No. 1.

(d)	Except as disclosed in this Amendment No. 1, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

CUSIP No. G28365 107	13D/A	Page 6 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and restated as follows:

The information set forth in Items 3 and 4 is hereby incorporated by reference in its entirety in this Item 6.

Except as disclosed in this Amendment No. 1, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and restated as follows:

Exhibit No.	Description
99.1	Consulting and Warrant Issuance Agreement, dated October 27, 2021, by and among the Issuer, the Reporting Person and certain other parties named therein (incorporated herein by reference to Exhibit 10.1 to the Form 6-K furnished by the Issuer with the U.S. Securities and Exchange Commission on October 28, 2021)
99.2	Securities Subscription and Warrant Purchase Agreement, dated June 30, 2022, by and among the Issuer, the Reporting Person and certain other parties named therein (incorporated herein by reference to Exhibit 10.1 to the Form 6-K furnished by the Issuer with the U.S. Securities and Exchange Commission on August 1, 2022)
99.3	2022 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form 6-K furnished by the Issuer with the U.S. Securities and Exchange Commission on July 21, 2022)
99.4	Share Unit Award Agreement, dated January 26, 2023, between the Issuer and the Reporting Person

CUSIP No. G28365 107	13D/A	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2023
Xianqun Hu

/s/ Xianqun Hu